UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
13d-2(a)

(Amendment No. 1)*

VAPOR CORP.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

922099106

(CUSIP Number)

Tamar Galazan
16711 Collins Ave #2204
Sunny Isles, Florida
(305) 947-9449

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

*
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922099106	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tamar Galazan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF	7	SOLE VOTING POWER	692,022
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER	692,022
PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 692,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.25%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

______________

  * See Item 5(a) herein.

CUSIP No. 922099106	SCHEDULE 13D	Page 3 of 11 Pages

Item 1.    Security and Issuer

This Statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Vapor Corp., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 3001 Griffin Road, Dania Beach, Florida 33312.

Item 2.    Identity and Background

(a), (b), (c), (d), (e) and (f).  This Statement is being filed by Tamar Galazan (the "Reporting Person"), whose principal business address is 16711 Collins Ave. #2204, Sunny Isles, Florida 33160. The Reporting Person is a citizen of the United States and has neither, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On September 1, 2009, the Issuer acquired in a private transaction 200,000 shares of Common Stock and (ii) 1,000,000 shares of Common Stock on January 26, 2010 (share amounts adjusted for a 1-for-5 reverse stock split on December 27, 2013).

Item 4.    Purpose of the Transaction

The Reporting Person acquired the securities of the Issuer reported herein for investment purposes. The Reporting Person intends to review on a continuing basis her investment in the shares of Common Stock and to take such actions with respect to her investment, as she deems appropriate in light of the circumstances existing from time to time. Depending on market and other conditions, the Reporting Person may continue to hold the shares of Common Stock, acquire additional shares of Common Stock, or dispose of all or a portion of the shares of Common Stock she now owns or may hereafter acquire.  The Reporting Person does not have any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) though (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a)           As of the date of this Statement, the Reporting Person beneficially owns (i) 692,022 shares of Common Stock which represent in the aggregate approximately 4.25% of the 16,264,528 shares of Common Stock outstanding as of May 16, 2014 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2014.

(b)           The Reporting Person possesses sole voting and sole dispositive power over the shares of Common Stock described in paragraph (a) above.

(c)           Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference, is a list of the transactions in the shares of Common Stock effected by the Reporting Person since the filing of the Initial Schedule 13D. All of these sales were in open market sales by the Reporting Person.

(d)           The Reporting Person has the sole right to receive or the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in paragraph (a) above.

(e)           On January 13, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities.

CUSIP No. 922099106	SCHEDULE 13D	Page 4 of 11 Pages

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to

Securities of the Issuer

None.

Item 7.    Material to be Filed as Exhibits.

None.

CUSIP No. 922099106	SCHEDULE 13D	Page 5 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 16, 2014	TAMAR GALAZAN

/s/ Tamar Galazan

CUSIP No. 922099106	SCHEDULE 13D	Page 6 of 11 Pages

Schedule 1

Quantity*	Date	Per Share Price Purchase*

5,000	2/4/2013	0.7500
5,000	2/6/2013	0.7500
1,000	2/11/2013	0.7600
5,000	2/13/2013	0.7300
110	2/14/2013	0.7400
4,890	2/15/2013	0.7400
600	3/13/2013	0.5900
1,010	3/14/2013	0.5900
1,241	3/15/2013	0.5900
5,000	3/18/2013	0.6000
2,149	3/18/2013	0.5900
10,000	3/22/2013	0.4500
10,000	3/22/2013	0.4600
2,308	3/25/2013	0.5700
2,692	3/26/2013	0.5800
908	3/26/2013	0.5900
10,000	3/28/2013	0.5500
10,000	3/28/2013	0.5800
4,092	3/28/2013	0.5900
9,100	4/2/2013	0.5300
5,000	4/2/2013	0.6000
900	4/2/2013	0.5600
510	4/2/2013	0.5700
380	4/3/2013	0.5700
80	4/11/2013	0.4800
1,709	4/12/2013	0.4800
8,052	5/15/2013	0.4800
10,000	4/29/2013	0.4200
40	4/29/2013	0.4200
9,960	4/30/2013	0.4200
2,234	5/1/2013	0.4400
7,766	5/2/2013	0.4400
159	5/2/2013	0.4800
10,000	5/3/2013	0.4900
3,100	5/6/2013	0.5000
6,900	5/7/2013	0.5000
6,425	5/7/2013	0.5200
3,600	5/8/2013	0.4900
10,000	5/9/2013	0.5000
6,400	5/9/2013	0.4900
10,000	5/10/2013	0.5200
3,575	5/10/2013	0.5200
10,000	5/13/2013	0.5600
10,000	5/13/2013	0.6000
9,110	5/13/2013	0.5700

CUSIP No. 922099106	SCHEDULE 13D	Page 7 of 11 Pages

Quantity*	Date	Per Share Price Purchase*
5,000	5/14/2013	0.6000
5,000	5/14/2013	0.6000
10,000	5/15/2013	0.6200
10,000	5/15/2013	0.6400
10,000	5/15/2013	0.6600
10,000	5/15/2013	0.6800
10,000	5/15/2013	0.6800
10,000	5/16/2013	0.7400
10,000	5/16/2013	0.7400
5,000	5/16/2013	0.7000
10,000	5/17/2013	0.7600
5,000	5/22/2013	0.6400
5,000	5/30/2013	0.5700
7,950	6/5/2013	0.5900
5,000	6/6/2013	0.6000
5,000	6/6/2013	0.6200
5,000	6/6/2013	0.6400
2,050	6/6/2013	0.5900
10,000	6/7/2013	0.6595
5,000	6/7/2013	0.7295
5,000	6/7/2013	0.7300
10,000	6/10/2013	0.7800
10,000	6/10/2013	0.8000
10,000	6/10/2013	0.8300
5,000	6/10/2013	0.7500
5,000	6/10/2013	0.7900
10,000	6/11/2013	0.8200
10,000	6/11/2013	0.8600
10,000	6/11/2013	0.8740
10,000	6/12/2013	0.9400
10,000	6/13/2013	0.9800
10,000	6/13/2013	1.0200
10,000	6/13/2013	1.0400
10,000	6/13/2013	1.0700
10,000	6/13/2013	1.1100
10,000	6/14/2013	1.1700
10,000	6/14/2013	1.2300
10,000	6/14/2013	1.2700
10,000	6/14/2013	1.2900
10,000	6/17/2013	1.3800
6,000	6/17/2013	1.3600
4,000	6/17/2013	1.3650
10,000	6/27/2013	1.1100
10,000	7/1/2013	1.2000
10,000	7/25/2013	1.0500
10,000	11/8/2013	0.9400
10,000	11/8/2013	0.9400
10,000	11/11/2013	0.9500

CUSIP No. 922099106	SCHEDULE 13D	Page 8 of 11 Pages

Quantity*	Date	Per Share Price Purchase*
10,000	11/12/2013	0.9400
10,000	11/12/2013	0.9400
10,000	11/13/2013	0.9300
10,000	11/14/2013	0.9400
10,000	11/15/2013	0.9600
10,000	11/15/2013	0.9500
10,000	11/18/2013	0.9900
10,000	11/18/2013	1.0000
10,000	11/18/2013	1.0200
6,140	11/18/2013	1.0500
10,000	11/19/2013	1.1300
10,000	11/19/2013	1.2000
5,396	11/19/2013	1.1200
4.456	11/19/2013	1.1300
3,860	11/19/2013	1.0500
148	11/19/2013	1.1100
10,000	11/21/2013	1.1900
10,000	11/25/2013	1.2900
10,000	11/26/2013	1.5000
10,000	11/26/2013	1.5000
10,000	11/26/2013	1.5300
7,590	11/27/2013	1.6000
2,410	11/27/2013	1.6100
10,000	12/2/2013	1.7400
10,000	12/2/2013	1.8100
6,798	12/2/2013	1.7000
3,202	12/2/2013	1.6800
10,000	12/3/2013	1.8600
10,000	12/3/2013	1.9200
10,000	12/9/2013	1.8100
10,000	12/9/2013	1.8600
10,000	12/10/2013	1.9200
10,000	12/10/2013	1.9200
10,000	12/10/2013	1.9700
10,000	12/12/2013	1.8900
10,000	12/17/2013	1.7000
10,000	12/18/2013	1.7300
5,000	12/26/2013	1.7500
293	1/2/2014	9.2000
968	1/3/2014	8.9200
800	1/3/2014	8.8600
200	1/3/2014	8.8900
32	1/6/2014	8.9200
800	1/7/2014	8.3500
200	1/7/2014	8.4000
1,000	1/8/2014	8.6200
1,000	1/8/2014	8.7300
1,000	1/9/2014	8.7000
1,000	1/9/2014	8.7500
1,000	1/10/2014	8.7000

CUSIP No. 922099106	SCHEDULE 13D	Page 9 of 11 Pages

Quantity*	Date	Per Share Price Purchase*
1,000	1/10/2014	8.7500
1,000	1/13/14	8.2600
991	1/13/2014	8.3200
1,000	02/26/14	6.6600
750	02/26/14	6.3900
1,000	02/26/14	6.4200
1,000	02/19/14	6.2300
2,000	02/19/14	6.1700
2,000	02/18/14	5.9300
2,000	02/12/14	6.1800
2,000	02/12/14	6.3300
200	02/06/14	7.8000
2,000	02/03/14	7.9200
50	02/03/14	8.0600
2,000	02/03/14	7.7200
1,950	02/03/14	8.0500
2,000	02/03/14	7.4600
2,000	01/30/14	8.0200
2,000)	01/30/14	7.9700
380	01/24/14	8.8700
620	01/23/14	8.8700
912	01/22/14	8.9400
930	01/22/14	8.9700
1,000	01/22/14	8.5500
1,000	01/22/14	8.6000
70	01/22/14	8.9800
88	01/22/14	8.9500
9	01/21/14	8.3200
1,000	01/21/14	8.3700
1,000	01/21/14	8.3000
1,000	01/15/14	8.2200
1,000	01/15/14	8.1700
991	01/13/14	8.3200
1,000	01/13/14	8.2600
2,000	03/05/14	9.1500
70)	03/05/14	8.1500
1,930	03/05/14	8.1200
2,000	03/05/14	8.2400
2,000	03/04/14	7.8100
2,000	03/04/14	7.7200

CUSIP No. 922099106	SCHEDULE 13D	Page 10 of 11 Pages

Quantity*	Date	Per Share Price Purchase*
2,000	02/28/14	7.8200
2,000	02/28/14	7.7400
2,000	02/27/14	6.7500
2,000	02/27/14	6.6800
2,000	02/26/14	6.2800
2,000	02/26/14	6.0400
2,000	02/26/14	6.2000
1.000	02/26/14	6.2300
1.000	02/26/14	6.7000
250	02/26/14	6.3500
2000	03/05/14	8.7300
2000	03/06/14	9.2000
900	03/06/14	9.2900
1000	03/07/14	8.4000
1000	03/07/14	8.5500
30	03/07/14	8.6000
970	03/07/14	8.5500
1000	03/07/14	8.6500
1000	03/10/14	8.7500
1500	03/10/14	8.8000
2000	03/11/14	7.6400
1500	03/12/14	7.4900
1000	03/13/14	6.9200
1500	03/14/14	6.9500
1467	03/14/14	7.0500
33	03/17/14	7.1000
2000	03/17/14	7.1000
2000	03/17/14	7.2300
1000	03/17/14	6.9900
1500	03/19/14	7.1500
1000	03/20/14	7.2400
900	03/20/14	7.2600
100	03/21/14	7.2600
2500	03/21/14	7.3000
1500	03/24/14	6.9500
30	03/25/14	7.0300
1470	03/26/14	7.0400
500	03/27/14	7.0000
2000	03/31/14	6.5900

CUSIP No. 922099106	SCHEDULE 13D	Page 11 of 11 Pages

Quantity*	Date	Per Share Price Purchase*
1000	04/02/14	6.6300
1000	04/02/14	6.5000
1000	04/03/14	6.4500
1000	04/03/14	6.5000
1000	04/07/14	6.3800
1000	04/07/14	6.4000
1000	04/07/14	6.5500
1000	04/08/14	6.4300
1000	04/0814	6.6900
1000	04/08/14	6.6700
1000	04/09/14	6.7300
1000	04/09/14	6.6200
50	04/09/14	6.8300
1000	04/14/14	6.5000
1000	04/17/14	6.6000
1000	04/23/14	6.6300
5	04/23/14	6.5000
10	04/24/14	6.5000
990	04/24/14	6.4900
995	04/24/14	6.5000
450	04/25/14	6.6000
1000	04/29/14	6.4900
1100	04/30/14	6.4200
1000	04/30/14	6.4000
591	05/01/14	6.3400
409	05/02/14	6.3400
100	05/02/14	6.2800
900	05/05/14	6.2800
35	05/06/14	5.8000

*	Prices and Quantity after December 27, 2013 reflect a 1-for-5 reverse stock split.